Notice of Annual

Meeting of Shareholders

to be held May 31, 2007

Proxy and Information Circular

Amended

Caledonia

Mining Corporation

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of Caledonia Mining Corporation (the "Corporation") will be held in Boardroom No. 44-01, 44th Floor, Scotia Plaza (the offices of the Corporation’s Toronto Solicitors, Borden Ladner Gervais LLP), 40 King Street West, Toronto, Ontario, on Thursday May 31, 2007 commencing at 10:00 a.m. for the purposes of:

1.

receiving the annual report that includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2006;

2.

electing directors;

3.

appointing Auditors and authorizing the directors to fix their remuneration;

4.

considering adoption of “rolling” Stock Option Plan;

5.

transacting such other business as may properly be brought before the meeting.

A copy of the annual report, form of proxy and management proxy circular accompany this notice.  A copy of the Corporation's Form 20F, filed with the United States Securities and Exchange Commission has been filed on SEDAR as the Corporation’s Annual Information Form and can be viewed on the Company’s website.

Shareholders will be entitled to vote at the meeting in person or by proxy.  Shareholders not attending the meeting may exercise their right to vote by promptly signing, dating and returning the proxy in the envelope provided for that purpose – or instruct intermediaries who hold their shares to submit proxies on their behalf

BY ORDER OF THE BOARD

DATED:   April 25, 2007

INFORMATION CIRCULAR - AMENDED

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation by and on behalf of the management of Caledonia Mining Corporation (the "Corporation") of proxies to be used at the Annual Meeting (the "Meeting") of Shareholders of the Corporation to be held on Thursday, May 31, 2007 at 10.00 am local time, in Boardroom 44-01, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying notice of meeting.  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees or agents of the Corporation.  The cost of any such solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation.  A shareholder desiring to appoint some other person to represent him at the Meeting may do so by inserting such person's name, which need not be a shareholder of the Corporation, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  In all cases, the completed proxy is to be deposited at the registered office of the Corporation or at the offices of Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not later than 4:30 p.m. (Toronto, Canada local time) on Tuesday, May 29, 2007.

A shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and the re-election of the existing Directors and the election of any new directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this management proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 31, 2007, the Corporation had outstanding 457,981,021 common shares, each carrying the right of one vote per share.  To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all issued shares of the Corporation.

The Board of Directors of the Corporation has fixed the record date as April 24, 2007 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the meeting will be the shareholders of record at 10:00 a.m. (Toronto, Ontario time) on May 30, 2007.  The failure of any shareholder to receive notice of the Meeting shall not deprive the shareholder of voting at the Meeting.

ELECTION OF DIRECTORS

All of the nominees are now members of the Board of Directors and have been since the dates indicated.  Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the next annual meeting or until he ceases to be a director.  The names of the persons who will be nominated at the meeting for election as directors are set out below.

Mr. Ian Forrest, who has served as a Director of the Company since its formation, and who is a member of a number of the Board Committees, has advised that he will not stand for re-election at the Meeting.  He will accordingly continue to be a Director and a member of the Committees until that date.  As he will continue in his positions until that date some information is provided with respect to him in the following pages.

Name, Office Held and Municipality of Residence	Principal Occupation	Director Since	Number of Shares Beneficially Owned, Controlled or Directed
G.R. Pardoe, (2)(3)(4)(5) Non-executive Chairman & Director Johannesburg, South Africa

Business executive.

From 2001 to 2004 employed by ABSA Bank Limited of Johannesburg, South Africa as Group Executive Director and from 2003 to 2004 as Deputy Group Chief Executive.  Prior to this was employed by Anglo American Corporation from 1981 where he was Finance Director from 1997.

		February 2005	Nil
S. E. Hayden, (2)(3)(5) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Corporation and Director of all Caledonia’s subsidiary companies. Chief Executive Officer of Eersteling Gold Mining Company Limited, Greenstone Management Services (Pty) Ltd., and Barbrook Mines Limited.	1996	Nil
J. Johnstone, (5) Director Gibson, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Corporation and Director of various subsidiary companies.	1997	Nil
F. C. Harvey, Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Corporation and Director of various subsidiary companies.	1993	4,300
C.R. Jonsson,(2)(3)(5) Director, Vancouver, British Columbia, Canada	Principal of Tupper, Jonsson & Yeadon, Barristers & Solicitors.	1992	59,469
R.G. Fasel, (1)(4) Director Geneva, Switzerland	Director of Progesco Geneve SA, public accountants in Geneva, Switzerland from 1989 to present.	2004	Nil
B. Liverant(1) Director Vancouver, British Columbia, Canada	Retired Chartered Accountant. Director of various other public companies including Bonaventure Enterprises Inc. since 2006 and Valterra Resources Corp. since 2006.	2007	Nil

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee,

 (4) Member of Nominating Committee, (5) Member of Disclosure Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

In compliance with applicable disclosure requirements - C.R. Jonsson has been, within the past 3 years, a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor, in Canada, that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them.  In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

-

Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd.  Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-

Director and Secretary of Global Net Entertainment Corp. (since renamed Guildhall Minerals Ltd.).  Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

-

Director until February 4, 2005 of TelcoPlus Enterprises Ltd.  Cease Trade Order was issued against it for failure to file and           distribute financial statements - which was rescinded when the financial statements were filed.

At the present time the following Caledonia directors who are nominated for re-election are also directors of the following issuers:

Rupert Pardoe - Platmin Limited	Chris Harvey - none
Stefan Hayden - none	Jim Johnstone - none

Carl Jonsson

-

Bonterra Energy Income Trust, TSX

-

Comaplex Minerals Corp., TSX

-

Comet Industries Ltd., TSX-V

-

Guildhall Minerals Ltd., TSX-V

-

Acrex Ventures Ltd., TSX-V

-

Dolly Varden Resources Ltd., TSX-V

-

Alder Resources Ltd., TSX-V

-

Pine Cliff Energy Ltd., TSX-V

-

Emissions Differentials Inc., OTC-BB

Roland Fasel - none Robert Liverant - Bonaventure Enterprises Inc. Valterra Resources Corp.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the appointment of BDO Dunwoody LLP as Auditors of the Corporation, to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed,  at remuneration to be fixed by the Board of Directors.  Approval of the ordinary resolution requires the affirmative vote of a majority of the votes cast in respect thereof by holders of Common Shares represented at the meeting.

ADOPTION OF STOCK OPTION PLAN

The shareholders will be asked to approve the Company’s adoption of a Stock Option Plan (“Plan”) dated April 10, 2007 which has been approved by the Company’s Board of Directors subject to shareholder approval.  In some previous years shareholders approved predecessor stock option plans which contained specifications of the specific numbers of shares of the Company which could be optioned under those plans.  All of the options which are presently outstanding – as to 17,238,000 shares, as detailed in Note 5 to the Company’s December 31, 2006 audited annual financial statements – have been granted pursuant to those specific earlier plans.

It was an objective of the earlier plans that at no time would the Company have options outstanding on shares which exceeded 10% of the then issued shares of the Company.

As is now more common practice with public Canadian corporations and as is allowed by the Toronto Stock Exchange, the Company proposes the adoption of the Plan.  The principal terms of the Plan are that:

(a)

the total number of options that the Company has outstanding at any one time – including those issued under predecessor plans – can never exceed 10% of the issued shares of the Company;

(b)

the terms and the exercise prices of options granted will at all times be entirely within the policies and rules of the Toronto Stock Exchange;

(c)

options will only be granted to Company directors, officers, employees and service providers;

(d)

options will only be granted which have been approved by the Compensation Committee and the Board of Directors.

A copy of the Plan is attached as Appendix “A”.

REPORT ON EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following table, presented in accordance with the applicable regulation (the "Regulation") under the Securities Act (Ontario), sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal year ended December 31, 2006 in respect of the named executive officers:

Summary Compensation Table

	Annual Compensation Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
Name and				Other Annual	Options/	Restricted	LTIP	All other
Principal		Salary	Bonus	Compensation	SARs	Share Units	Payouts	Compensation
Position	Year	($)	($)	($) (1)	Granted (#)	(#)	($)	($)

Stefan Hayden(2)	2006	354,000	-	180,000	Nil	Nil	Nil	-
President & Chief Stefan E. Hayden (2)(3)	2005	360,000 360,000	-	80,672	Nil	Nil	Nil	10,000
Executive Officer	2004	225,000	-	42,000	Nil	Nil	Nil	7,500

Steve Curtis Jim Johnstone (3)	2006	152,400	-	-	300,000(4)	Nil	Nil	-
Vice-President
& Chief Financial
Officer

Carl R. Jonsson	2006	-	-	10,000	Nil	Nil	Nil	(3)
Secretary	2005	-	-	-	Nil	Nil	Nil	(3)
	2004	-	-	-	Nil	Nil	Nil	(3)

Notes:

(1)   Perquisites and other personal benefits for each of the named executive officers, with the exception of Mr. Hayden did not exceed the lesser of $50,000 and 10% of total annual salary and bonus in 2004, 2005 and 2006.

(2)   Mr. S. E. Hayden is employed indirectly by the Corporation through a management and administrative agreement.

(3)

Mr. Jonsson receives no remuneration for acting as the Secretary of the Corporation.  In addition to his annual Director’s fee of $10,000 and an hourly compensation for time spent by him in preparing for or traveling to meetings of the Board of Directors of the Company.  Mr. Jonsson is a principal of the Company’s Canadian solicitors, Tupper Jonsson & Yeadon, and in that capacity Mr. Jonsson acts as the Company’s lawyer.  He indirectly benefits from the legal fees that are paid to Tupper Jonsson & Yeadon for services rendered to the Company.

(4)

Mr. Curtis, following his appointment, was granted options to purchase 300,000 shares of the Company, exercisable at $0.13 per share.

The following table (presented in accordance with the Regulation) sets forth stock options granted by the Board of Directors of the Corporation during the fiscal year ended December 31, 2006 to the named executive officers:

Option/SAR Grants in Last Fiscal Year

Name	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Nil

The following table (presented in accordance with the Regulation) sets forth stock options exercised by the named executive officers during the fiscal year ended December 31, 2006, and held unexercised at December 31, 2006.

Option/SAR Exercises in Last Fiscal Year

Value of Unexercised in-
			Unexercised	the-Money (1)
	Securities		Options/SARs at	Options/SARs at
	Acquired		December 31, 2006	December 31, 2006
	on	Aggregate Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

S. E. Hayden	Nil	Nil	4,175,000/Nil	Nil/Nil

S. Curtis	Nil	Nil	300,000/Nil	Nil/Nil

C. Jonsson	Nil	Nil	1,516,000/Nil	Nil/Nil

Notes:

(1)  "In-the-money” means the excess of the market value of the shares of the Corporation outstanding on December 31 2006 over the exercise price of the options

The Corporation does not have a long-term incentive plan, a pension plan or other form of defined benefit plan – other than its Stock Option Plan.

Termination of Employment, Change of Responsibilities and Employment Contracts

There are no service contracts between Caledonia and any of the Directors of Caledonia or its subsidiaries except for (i) a "Key Executive Severance Protection Plan" between Caledonia and. S.E. Hayden dating from 1996 and (ii) the indirect employment of Mr. S.E.Hayden through a management and administrative agreement.  The “Severance Plan” calls for severance payments to these executives if employment is terminated as a result of a change of control of Caledonia.  The corporation has an agreement with Mr. Pardoe as Chairman and for compensation of services provided to Caledonia, in addition there are letters of appointment with Messrs Fasel, Forrest, Harvey and Jonsson.

Composition of the Compensation Committee

The Corporation has a Compensation Committee (“Committee”) comprised of four members.  All issues as to compensation of  the Officers are considered by the Committee, the members of which, during the fiscal year ended December 31, 2005, were G.R. Pardoe (Chairman), C. R. Jonsson , W. I. L. Forrest and  S. E. Hayden.  Mr. S. E. Hayden as President and CEO of the Corporation is therefore an inside director. Mr. Hayden abstained from voting on compensation matters pertaining to him.  Mr. G.R. Pardoe was appointed  as a fourth member of this committee in March 2005. Since March 2005 Mr. Pardoe has provided the company with consulting services for which he has been compensated.   He has therefore been a service provider within the past three years and may be considered a related director under recently adopted  Ontario Securities Commission (“OSC”) rules..  Mr. C. R. Jonsson was granted 1,000,000 stock options in 2002 in lieu of being paid for legal services provided by him.  Mr. Jonsson continues to provide the company with limited legal services and has been paid for these services at normal rates since April 2005. He has therefore been a service provider within the past three years and is not considered an independent director.

The board has adopted a Charter of the Compensation  Committee which may be viewed on the Company’s website.

Compensation Policies

While the  Board  has not adopted a written policy concerning the compensation of executive officers, it has developed a consistent approach and philosophy relating to executive compensation.  The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain qualified and experienced executives, to reward the executives for their contribution to the overall success of the Corporation and to integrate the longer-term interest of the executives with the investment objectives of the Corporation's shareholders.

Executive compensation at the Corporation has two principal components: salary and stock options.  The Committee is mindful that the Corporation competes within the framework of the international mining industry.  The Compensation Committee is of the view that a competitive salary level is appropriate for the executive officers, as their total compensation package should emphasize salaries and the stock options granted by the Corporation.  The Chief Executive Officer of the Corporation is one of the named executive officers and therefore his compensation is determined in the same manner as for the other executive officers of the Corporation but with the proviso that he abstains from discussion and voting on any such personal compensation determination.

Compensation of Directors

The compensation committee, consisting of one independent director and three who are not independent (see above), reviews the compensation paid to directors annually. Based on compensation paid to directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the directors it recommends compensation paid to Caledonia’s directors. Effective July 1, 2004 each of the directors, including directors who are officers of the Corporation, is entitled to an annual director's fee of $10,000 Canadian and out of pocket expenses relating to attendance at a board or committee meeting.  Prior to 2004 directors were paid an annual directors fee of $5,000.  For 2004, Mr. Fasel, who joined the board at mid-year was paid $5,000 on a pro-rata basis, the other five directors were each paid $7,500 for 2004. The Corporation obtained, in June 2003, liability insurance for directors and officers of the Corporation and its affiliates with coverage of $1,000,000 Canadian per occurrence and in the aggregate. In February 2005 Mr. Pardoe was appointed a director of Caledonia and as Chairman of the Board with an annual fee of $30,000 to be paid quarterly, he is also compensated at $3,000 per day for services provided to Caledonia.  Mr. Liverant was appointed to the Board in January 2007 at which time he was paid one-half of his director’s fee for 2007.

Effective July 5, 2005 each of the non-executive directors is compensated for time spent in preparing and participating in telephone conference Board and Committee meetings and for travel and attending Board meetings being:

-  $275 per hour for preparation for and participating in telephone meetings of the Board and Committees;

-  $3,000 per day for participating in meetings of the Board and travel time to get to and from the location of a board meeting.

It was understood that should the corporation’s treasury be unable to afford this compensation, these payments would be deferred until adequate funds were available. To date no such compensation, totaling $ 48,520, has been paid for time spent in connection with Board meetings in 2005 or 2006.

PERFORMANCE GRAPH

The following graph and table compares the year-end value of the common shares of the Corporation with the S&P/ TSX Composite Index for the last five years on the basis of cumulative total return.

Caledonia Shares vs S&P/TSX Composite at December 31 (assuming $100 of Caledonia shares were purchased on December 31, 2001)

2001

       2002

 2003

      2004

2005

    2006

	Dec 2001	Dec 2002	Dec 2003	Dec 2004	Dec 2005	Dec 2006
S&P/TSX Composite	100	86	107	120	147	168
Caledonia Shares	100	745	764	236	209	182

CORPORATE GOVERNANCE PRACTISE

In June 2005 the Ontario Securities Commission (“OSC”) adopted National Instrument 58-101 (“NI 58-101”) Disclosure of Corporate Governance Practices, which  replaces the TSX Guidelines of previous years. This Instrument requires the issuer to include in its management information circular the disclosure required by Form 58-101F1.  The Corporation's Statement of Corporate Governance Practices, which has been prepared by the Corporate Governance Committee in terms of Form 58-101F1, follows:

Mandate of the Board

The Board of Directors of the Corporation is responsible for the overall stewardship of the Corporation, and has full power and authority to manage and control the affairs and business of the Corporation.  The mandate of the Board of Directors is detailed in the “Charter of the Board of Directors” which is attached to this Information Circular as Appendix A and can be viewed at the Corporations head office, at the Annual Meeting of Shareholders and on the Corporation’s website at www.caledoniamining.com.

Amongst other things, the Board is responsible for:

1.

supervising the officers of the Corporation in their management of the business and affairs of the Corporation;

2.

adoption of and managing the Corporation's strategic planning process;

3.

identifying and managing principal risks to the Corporation's business;

4.

succession planning including the appointment, training, monitoring and appraisal of senior officers of the Corporation;

5.

overseeing the administration of a policy for communications by the Corporation with shareholders, the investment community, the media, governments and the general public;

6.

examination, through its Audit Committee, of the effectiveness of the company’s internal control processes and management information systems.  The Board consults with the VP Finance and management of the Corporation to ensure the integrity of these systems;

7.

developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and

8.

ensuring that Directors may hire outside advisors, at the expense of the company, in appropriate circumstances.

The Board holds regular meetings.  Additional meetings are held to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces. On average the Board has met between nine and ten times per year during the past five years.

Board Composition

National Instrument 58-101 requires the Corporation to identify which directors are independent and which are not independent as defined in MI 52-110.  National Policy 58-101 recommends that a majority of the Board be independent to the Corporation.  The Policy uses the term independent director to mean a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

The Board has concluded that two of the seven directors, Messrs. Fasel,  Forrest and Liverant, are independent directors within the meaning of the NI 58-101 definitions.  In reaching these conclusions, the Board has examined the factual circumstances of each director and has considered any interests and business or other relationship that any director may have with the Corporation.    Mr. S. E. Hayden is a related director by virtue of his position as the President and Chief Executive Officer of the Corporation and Mr. J. Johnstone  is a related director by virtue of his position as an employee of the Corporation until September 30, 2006 and since then has provided consulting services to the Corporation.  Mr. Harvey was an employee of the Corporation until December 31, 2005 since then he has provided consulting services to the Corporation and is thus a related director.  Similarly Messrs Jonsson and Pardoe have respectively provided legal and consulting services to the Corporation and are thus related directors. The Board believes that the extensive knowledge of Messrs. Hayden, Johnstone, Jonsson and Harvey of the Corporation's business is beneficial to the other directors and their participation as directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Mr. Pardoe is most valuable to the other directors and to the Corporation as a whole.

Caledonia’s Board members consider that the Board’s current composition is efficient and appropriate considering the extent of the Corporation’s activities and the location of the properties on which most of its activities are conducted.

The Board determines each year the number of directors to be elected at the annual general meeting.  Under the articles of the Corporation, the number of directors of the Corporation must be at least three.

The Board is aware of the need to use independent judgement in carrying out its duties.  The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Chairman of the board of directors is mandated to “Ensure the Board has the opportunity to meet separately without management present”; he does this by enquiring at each board meeting if any independent directors wishes such a meeting.

The board has adopted a Charter of the Board of Directors which is attached to this Circular as Appendix B.

The Corporation does not have a significant shareholder, defined in the TSX Report as a shareholder with the ability to exercise a majority of votes for the election of directors.

Position Descriptions and Charters

The board has developed a written position description for the Chairman of the Board, but does not have written position descriptions for the chairmen of each board committee.  The Board has adopted committee charters for the Audit, Compensation, Corporate Governance and Nomination committees, these charters outline the responsibilities of each committee and the reporting responsibilities of the committee chairman.

The board has developed a written position description for the C.E.O.

Board Committees

The Board of Directors has five standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee and the Disclosure Committee.  The Board has established a policy to strive to implement the recommendations of National Policy 58-101 wherever possible and practical.

Audit Committee

The Audit Committee, comprised of Messrs. Forrest, Fasel and Liverant – and chaired by Mr. Forrest – is comprised of independent Directors.  The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:

1.

financial statements and the related reports of management and external auditors;

2.

accounting and financial reporting procedures and methods;

3.

internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.

The Board adopted a “Charter of the Audit Committee” which is to be reviewed annually.  A copy is attached as Appendix “B” on the Corporation’s website.

Compensation Committee

The Compensation Committee is currently composed of three related and one independent directors.  The Board believes that the participation of Messrs. Hayden, Jonsson and Pardoe the related directors, is important to the business of this committee. Mr. Pardoe was appointed to this Committee, which he chairs, on his appointment to the Board in 2005.  The Committee is responsible for making recommendations to the Board on:

1.

Compensation and bonuses of the Executive Directors

2.

Compensation of officers and senior employees of the Corporation, including stock option incentives;

3.

Succession planning for officers of the Corporation;

4.

Recommend candidates for appointment as officers;

5.

Review and approve any employment contracts and other individual financial arrangements for senior management.

No compensation consultant or advisor has been retained to assist in determining compensation for any of the Company’s directors or officers since January 1, 2005.

The Charter of the Compensation Committee can be viewed on the Company’s website.

Corporate Governance Committee

The Corporate Governance Committee is currently composed of one independent and three non-independent directors.  The Board believes that the participation of Messrs. Hayden, Jonsson and Pardoe, the related directors, is important to the business of this committee. Mr. Pardoe brings considerable corporate governance experience to this Committee which he chairs.  Mr. Jonsson has served on the committee for several years, including a period as an independent director. The Committee has general responsibility for developing the approach of the Corporation to matters of corporate governance, which includes the responsibility for:

1.

assessing, at least annually, the effectiveness of the Board as a whole and the committees of the Board;

2.

reviewing annually the mandates of the Board and its committees and making recommendations for change;

3.

recommending procedures to permit the Board to function independently from management;

4.

seeing to the adequacy of the orientation and education programs for new members of the Board;

5.

determining annually which directors should be considered to be unrelated directors, and recommending such determination to the Board;

6.

preparing annually and recommending to the Board a “Statement of Corporate Governance Practices”; and

7.

overseeing the Corporation's policy for communications with shareholders, the investment community, the media, governments and the general public

The Charter of the Corporate Governance Committee can be viewed on the Company’s website.

Nominating Committee

The Nominating Committee was composed of Messrs. Pardoe and Fasel.  The Committee, which is chaired by Mr. Pardoe, is responsible for:

1.

identifying prospective nominees for the Board and recommending them to the Board; and

2.

establishing criteria for Board membership and retirement therefrom.

The board has adopted a Charter of the Nominating Committee which  can be viewed on the Company’s website.

Disclosure Committee

The Disclosure Committee is responsible for the establishment and maintenance of controls and procedures to ensure that all required disclosures are made accurately and on a timely basis in satisfaction of applicable Canadian securities laws.  The Committee is comprised of Stefan Hayden, Carl Jonsson, Jim Johnstone and the Company’s Chief Financial Officer.

A Disclosure Controls Policy dated February 10, 2006, pursuant to which the Disclosure Committee was established and functions can be viewed on the Company’s website.

Decisions Requiring Board Approval

As part of the Board's responsibility for the strategic planning process of the Corporation, the Board considers and, where appropriate, adopts the goals of the business that are proposed by Management and the strategies and policies within which the Corporation is managed.  Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Corporation.

Ethical Business Conduct

In April 2004 the Board adopted a written Code of Business Conduct and Ethics for the directors, officers and employees.  The Code of Business Conduct and Ethics can be viewed on the company website.

The company does not monitor compliance with its code, but from time to time satisfies itself regarding compliance with the code. There has been no material change report filed since January 1, 2005 pertaining to any conduct of a director or executive officer that constitutes a departure from the code.

Shareholder Feedback

It is the Corporation's policy that communications with shareholders, the investment community, the media, governments and the general public are handled by the CEO through the South African  office located in Johannesburg.

Expectations of Management

The Board requires management to keep the Board informed in a timely and candid manner of the progress of the Corporation towards the achievement of its established goals, and of any material deviations from such goals and from corporate strategies and policies approved by the Board.

Orientation & Continuing Education

The board takes the following steps to orient new directors:

i.

By using the board and committee charters described above, together with verbal discussion, to describe the role of the board, its committees and its directors.

ii.

Providing updates, at least quarterly, of the company’s operations and activities

And to provide continuing education for its directors by meeting as a  group from time to time  to better understand the company business, meet with fellow directors and discuss matters of mutual concern.

Other Corporate Governance Segments.

The Board has reviewed the NP58-201 Guidelines on Corporate Governance and concluded that the Corporation complies with the guidelines.

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on the Corporation’s website at www.caledoniamining.com   Financial information is provided in the Corporation’s comparative financial statements and MD&A.

Copies of any of the documents which are described in the Information Circular as being available to be viewed on the Company’s website.  can be obtained by contacting the company’s head office at:

Suite 1201, 67 Yonge Street,

Toronto

Ontario, Canada

M5E 1J8

Phone:

+1-416-369-9835

GENERAL APPROVAL OF CIRCULAR

The contents and sending of this management information circular have been approved by the Board of Directors of the Corporation,

BY ORDER OF THE BOARD OF DIRECTORS

DATED:  April 20, 2007

Appendix A

CALEDONIA MINING CORPORATION

 (the "Corporation")

INCENTIVE STOCK OPTION PLAN

APRIL 10, 2007

(the "Plan")

1.

Purpose of this Plan

The purpose of this Plan is to assist the Corporation in attracting, retaining and motivating Directors, Employees and Consultants" of the Corporation (as those terms are defined in Policy 4.4 (“Policy 4.4) of the TSX Venture Exchange (“Exchange”), and which terms are hereinafter collectively referred to as "Directors, Employees and other Service Providers (hereinafter collectively referred to as “Directors, Employees and Consultants") for itself and its subsidiaries and to closely align the personal interests of such Directors, Employees and Consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Corporation.

2.

Implementation

This Plan and the grant and exercise of any options under this Plan are subject to compliance with the applicable requirements of each stock exchange ("exchanges") on which the shares of the Corporation are listed or quoted at the time of the grant of any options under this Plan and of any governmental authority or regulatory body to which the Corporation is subject.  At the date of this Plan the only exchange having jurisdiction is the Toronto Stock Exchange.

3.

Administration

This Plan shall be administered by the Board of Directors of the Corporation (“Board”) which shall, without limitation, subject to any necessary approval of the exchanges, have full and final authority in its discretion, but subject to the express provisions of this Plan, to interpret this Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of this Plan.  The Board may delegate any or all of its authority with respect to the administration of this Plan and any or all of the rights, powers and discretions with respect to this Plan granted to it hereunder to such committee of Directors as the Board may designate and upon such delegation such committee, as well as the Board, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to this Plan.  When used hereafter in this Plan, "Board" shall be deemed to include a committee of Directors acting on behalf of the Board.

4.

Shares Issuable Under this Plan

Subject to any requirements of the exchanges:

(a)

the aggregate number of shares (“Optioned Shares”) that may be issuable pursuant to options granted under this Plan will not exceed 10% of the number of issued shares of the Corporation, on an undiluted basis, at the time of the granting of options under this Plan;

(b)

no more than 5% of the issued shares of the Corporation, calculated at the date the option is granted, may be granted to any one Optionee (as hereinafter defined);

(c)

no more than 2% of the issued shares of the Corporation, calculated at the date the option is granted, may be granted to any one Consultant;

5.

Eligibility

Options may be granted under this Plan only to Directors, Employees and Consultants of the Corporation and any of its subsidiaries (collectively the "Optionees" and individually an "Optionee").  Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under this Plan and to each Optionee, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board.

6.

Terms and Conditions

All options under this Plan shall be granted upon and subject to the terms and conditions hereinafter set forth.

6.01

Exercise price

The exercise price to each Optionee for each Optioned Share shall be determined by the Board but shall not, in any event, be less than the minimum price allowed by the exchanges.

6.02

Reduction in the Exercise Price of Options Granted to Insiders

In the event the Corporation wishes to reduce the exercise price of any options held by any Optionees, the approval of the disinterested Shareholders of the Corporation will be required prior to the exercise of any such options at the reduced exercise price.

6.03

Option Agreement

All options shall be granted under this Plan by means of an agreement (the "Option Agreement") between the Corporation and each Optionee in the form attached hereto as Schedule "A" or such other form as may be approved by the Board, such approval to be conclusively evidenced by the execution of the Option Agreement by any one director or officer of the Corporation, or otherwise as determined by the Board.

6.04

Length of Grant

Subject to sections 6.10, 6.11, 6.12, 6.13 and 6.14 any options granted under this Plan shall expire not later than that date which is 5 years from the date such options are granted.

6.05

Non-Assignability of Options

An option granted under this Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by an Optionee other than by will or other testamentary instrument or the laws of succession and may be exercisable during the lifetime of the Optionee only by such Optionee.

6.06

Vesting

At the time of the granting of an option the Board may impose a vesting schedule, and in such case the vesting schedule shall be set forth in the Option Agreement.

6.07

Right to Postpone Exercise

Each Optionee, upon becoming entitled to exercise an option in respect of any Optioned Shares in accordance with the Option Agreement, shall thereafter be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement or the option rights granted thereunder in accordance with such agreement.

6.08

Exercise and Payment

Any option granted under this Plan may be exercised by an Optionee or, if applicable, the legal representatives of an Optionee, by giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice.  Upon any such exercise of an option by an Optionee the Corporation shall cause its transfer agent and registrar to promptly deliver to such Optionee or the legal representatives of such Optionee, as the case may be, a share certificate in the name of such Optionee or the legal representatives of such Optionee, as the case may be, representing the number of shares specified in the notice.

6.09

Rights of Optionees

Optionees shall have no rights whatsoever as shareholders in respect of any of the Optioned Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) other than Optioned Shares in respect of which Optionees have exercised their option to purchase and which have been issued by the Corporation.

6.10

Third Party Offer

If at any time when an option granted under this Plan remains unexercised with respect to any common shares, an offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation may upon giving each Optionee written notice to that effect, require the acceleration of the time for the exercise of the option rights granted under this Plan and of the time for the fulfilment of any conditions or restrictions on such exercise.

6.11

Alterations in Shares

In the event of a stock dividend, subdivision, redivision, consolidation, share reclassification (other than pursuant to this Plan), amalgamation, merger, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the Board may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event.  If such an event is imminent, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under this Plan shall be treated including, without limitation, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise.  All determinations of the Board under this section shall be full and final.

6.12

Termination for Cause

If an Optionee ceases to be either a Director, Employee or Consultant of the Corporation or of any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under this Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under this Plan.

6.13

Termination Other Than For Cause

If an Optionee ceases to be either a Director, Employee or Consultant of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in section 6.12 or as a result of the Optionee's death, such Optionee shall have the right for a period of 30 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a Director, Employee or Consultant to exercise the option under this Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be either a Director, Employee or Consultant.  Upon the expiration of such 30 day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under this Plan.

6.14

Deceased Optionee

In the event of the death of an Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death.  Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under this Plan.

7.

Amendment and Discontinuance of Plan

Subject to any requirement of the exchanges, the Board may from time to time amend or revise the terms of this Plan or may discontinue this Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to an Optionee under this Plan without the consent of that Optionee.

8.

No Further Rights

Nothing contained in this Plan nor in any option granted hereunder shall give any Optionee or any other person any interest or title in or to any shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in this Plan and pursuant to the exercise of any option, nor shall it confer upon the Optionees any right to continue as a Director, Employee or Consultant.

9.

Compliance with Laws

The obligations of the Corporation to sell shares and deliver share certificates under this Plan are subject to such compliance by the Corporation and the Optionees as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10.

Previous Plans

All options granted under the Corporation’s previous Incentive Stock Option Plans will be deemed to have been granted pursuant to, and subject to the terms of, this Plan, to the extent that the provisions of such previous Plans are not inconsistent with the provisions of this Plan.

DATED:

April 10, 2007.

SCHEDULE “A”

CALEDONIA MINING CORPORATION

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Caledonia Mining Corporation (the "Company") and the Optionee named below pursuant to the Incentive Stock Option Plan of the Company dated April 10, 2007 (the "Plan"), and confirms that:

1.

on  __________________________, ________;

2.

                                          (the "Optionee");

3.

was granted the option to purchase                     common shares (the "Optioned Shares") of the Company;

4.

for the price of $             per Optioned Share;

5.

exercisable from time to time up to but not after _________________, ___________;

all on the terms and subject to the conditions set out in the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of ____________________, ________.

CALEDONIA MINING CORPORATION

(the Optionee)	By: Authorized Signatory

Appendix B

CALEDONIA MINING CORPORATION

Charter of the Audit Committee of the Board of Directors

(As adopted November 9, 2006)

I.

Purpose

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Caledonia Mining Corporation (“Caledonia”) is to assist the Board in its oversight of the:

-

integrity, adequacy and timeliness of Caledonia’ s financial reporting and disclosure practices;

-

processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;

-

compliance with legal and regulatory requirements related to financial reporting; and

-

independence and performance of Caledonia’s independent external auditors (“Auditors”).

The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules (“Rules”).

The Committee’s role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia’s financial statements in accordance with generally accepted accounting principles.

II.

Authority

1.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Caledonia, or Caledonia’s outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee (“Members”), or consultants to the Committee.

2.

The Committee shall have unrestricted access to Caledonia’ s books and records.

3.

The Committee has authority to:

(a)

engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

set and pay the compensation for any advisors engaged by the Audit Committee;  and

(c)

communicate directly with the internal and external auditors.

III.

Composition and Meetings

1.

The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;

2.

Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual general meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.

The Committee shall be comprised of three or more directors, one of whom shall serve as the Chairperson;

4.

Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Caledonia are listed or proposed to be listed for trading (hereinafter generally called the “Stock Exchange”), and each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;

5.

All Members shall be, or promptly after appointment shall become, financially literate as defined by the Rules.

6.

The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;

7.

If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;

8.

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie-breaking vote;

9.

The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee’s activities;

10.

The Committee may invite such other persons to its meetings as it deems appropriate; and

11.

The Auditors will have direct access to the Committee on their own initiative.

12.

The Chairperson of the Committee (“Chairperson”), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements.

13.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

IV.

Responsibilities

A.

With Respect to financial disclosure documents:

1.

The Committee shall review Caledonia’s interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;

2.

The Committee shall review Management’s Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.

The Committee shall review Management’s earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;

4.

The Committee shall review the post-audit or management letter containing the recommendations of the Auditors and Management’s response and subsequent follow-up to any identified weaknesses;

5.

The Committee shall review the evaluation of internal controls by the Auditors, together with Management’s response;

6.

The Committee shall meet no less frequently than annually separately with the Auditors and Caledonia’s Chief Financial Officer to review Caledonia’s accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;

7.

The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between management and the Auditors regarding financial reporting;

8.

The Committee must pre-approve all non-audit services to be provided to Caledonia or its subsidiary entities by the Auditors;

9.

The Committee must be satisfied that adequate procedures are in place for the review of Caledonia’s public disclosure of financial information extracted or derived from Caledonia’s financial statements, other than the public disclosure referred to in sub-clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;

10.

The Committee must establish procedures for:

(a)

the receipt, retention and treatment of complaints received by Caledonia regarding accounting, internal accounting controls, or auditing matters;  and

(b)

the confidential, anonymous submission by employees of Caledonia of concerns regarding questionable accounting or auditing matters.

11.

The Committee must review and approve Caledonia’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

B.

With Respect to the Auditors

1.

The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors - but only after the Committee has given its recommendations as to their compensation;

2.

The Committee shall review the performance of the Auditors;

3.

The Auditors must report directly to the Committee;

4.

The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.

The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor’s report to satisfy itself of the Auditor’s independence;

6.

The Committee shall review the Auditor’s audit plan, including scope, procedures and timing of the audit.

C.

Other Committee Responsibilities

The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:

1.

Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities;

2.

Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.

DATED:

November 9, 2006